                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                         (Amendment No. 2     )*



Name of Issuer: Halsey Drug Co., Inc.


Title of Class of Securities: Common


CUSIP No.: 406369108



Check the following box if a fee is being paid with this
statement (   ).  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

NOTE:     Amounts reported on this cover page are included in the
totals reported on the first cover page.

Cusip No: 406369108
                                    13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO OF ABOVE PERSON:

     Dennis L. Adams  171 36 3284


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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

          a. (    )      b.  ( x   )

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3.   SEC. USE ONLY:

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4.   CITIZENSHIP OF PLACE OF ORGANIZATION:

     United States of America

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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:

     1908364

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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:

     0

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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:

     1908364

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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:

     0

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     1908364

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*:

     (  )

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     12.44%

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12.  TYPE OF REPORTING PERSON*:

     IN

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                                      SCHEDULE 13G


Item 1(a)      Name of Issuer: Halsey Drug Co.,Inc.



Item 1(b)      Address of Issuer's Principal Executive Offices:

               1827 Pacific Street
               Brokklyn, Ny 11233


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Item 2(a)      Name of Person Filing

               Dennis L. Adams

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               2005 Market Street, Philadephia PA  19103

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Common

Item 2(e)      CUSIP Number: 406369108



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Item 3         If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

          a    (   )  Broker or dealer registered under Section
               15 of the Act

          b    (   )  Bank as defined in Section 3(a)(6) of the
               Act

          c    (   )  Insurance company as defined in Section
               3(a)(19) of the Act

          d    (   )  Investment company registered under Section
               8 of the Investment Company Act

          e    (   )  Investment adviser registered under Section
               203 of the Investment Advisers Act of 1940

          f    (   )  Employee Benefit Plan, Pension Fund which
               is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

          g    (   )  Parent Holding Company, in accordance with
               240.13d-1(b)(ii)(G) (Note:  See Item 7)

          h    (   )  Savings Association as defines in Section 3(b)
               of the Federal Deposit Insurance Act (12 U.S.C. 1813)

          i    (   )  Church plan that is excluded from the definition
               of an investment company under section 3(c)(14) of the Unvestment Company Act of 1940 (15 U.S.C. 80a-3)

          j ( x ) Group, in accordance with 240.13d-1(b)(1)(ii)(J). If this statement is files pursuant to 240.13d-1(c), check this box. (x) See Exhibit A


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Item 4         Ownership

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

     (a)       Amount Beneficially Owned:

               892000

     (b)       Percent of Class:

               6.36

     (c)       Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

               892000

               (ii) Shared power to vote or to direct the vote:

                    0

               (iii)  Sole power to dispose or to direct the
                      disposition of:

                892000

               (iv) Shared power to dispose or to direct the
                    dispositon of:

                      0

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule
     13d-3(d)(1).

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Item 5         Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

     Instruction: Dissolution of a group requires a response to this item.

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Item 6         Ownership of More than Five Percent on Behalf of
               Another Person:

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

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Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported By the Parent Holding Company.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G) so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


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Item 8         Identification and Classification of the Group

     If a group has filed this schedule pursuant to Rule 13d(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating identity of each member of the group.

     See Agreement to File Joint Acquisition Statements attached

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Item 9         Notice of Dissolution of Group

               N/A

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

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Item 10        Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature  /s/ Dennis L. Adams

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date      03/23/1998

Signature  /s/ Dennis L. Adams

Name/Title     Dennis L. Adams/Vice President

EXHIBIT A

Item 3(j) members of the group include:

Dennis L. Adams     SSN#       171 36 3284

Michael M. Weisbrot SSN#       071 40 0007

Patrick P. Coyne    SSN#       162 58 0829